U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934


                        MISSOURI RIVER AND GOLD GEM CORP.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)


       STATE  OF  MONTANA                               81-0444479
(State  or other jurisdiction of         (I.R.S. Employer Identification No.)
 incorporation or organization)

              2024  105TH  PL.  S.E
                   EVERETT,  WA                                   98208
(Address  of  principal  executive  offices)                    (Zip  Code)

(Issuer's  telephone  number,  including area code)              (425) 337-7778


Securities  to  be  registered  under  Section  12(b)  of  the  Act:

Title  of  each  class  to  be  so  registered:   NONE

Name of each exchange on which each class is to be registered:  NONE

Securities  registered  under  Section  12(g)  of  the  Act:    COMMON  STOCK
                                                               (Title of class)

                                     PART I

ITEM  1.     DESCRIPTION  OF  BUSINESS

HISTORY
-------

We were originally incorporated as McGinnis-Powell & Sons, Inc. under the laws of the State of Montana on July 29, 1983. We changed our name to Missouri River Gold and Gem Corp. in September of 1984. In 1985 we conducted a public offering of our common stock pursuant to a Regulation A exemption from registration under the Securities Act of 1933. Proceeds of the offering were used to acquire equipment and search for commercial quantities of quality gemstones and gold along six thousand feet of the Missouri River, which was leased from the State of Montana. No commercial quantities of gold or gems were found.

In August 1986, we acquired 100% (100,000 shares) of the outstanding Common Stock of American Dental Manufacturing, Inc., a California corporation, in exchange for 2,350,492 shares of Common Stock of Missouri River Gold and Gem Corp. Just prior to this acquisition, the shareholders of Missouri River Gold and Gem Corp. approved a one for twenty reverse stock split and changed the name of the Company to American Dental Products Corporation. Thus, after the reverse stock split and acquisition, there was a total of 2,938,115 shares of Common Stock outstanding. On June 12,1990, our name was changed to Missouri River and Gold Gem Corp. (The "Company" or, the "Registrant") We have had no active operations since that time.

In June, 2000our Board of Directors decided to commence implementation of the business purpose, described in "Plan of Operation" and to proceed with filing a Form 10-SB. As such, we can be defined as a "shell" company, whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity. The proposed business activities described herein classify us as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions.


RISK  FACTORS
-------------

The Company's business is subject to numerous risk factors, including the following:

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' OPINION - GOING CONCERN. The Company's financial statements for the year ended December 31, 2000, were audited by the Company's independent certified public accountants, whose report includes an explanatory paragraph stating that the financial statements have been prepared assuming the Company will continue as a going concern and that the Company has incurred significant operating losses and has stockholders' and working capital deficiencies that raise substantial doubt about its ability to continue as a going concern.

NO  REVENUE  AND  MINIMAL  ASSETS.

We have had no revenues or earnings from operations. We have no significant assets or financial resources. We will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in our incurring a net operating loss which will increase continuously until we can consummate a business combination with a profitable business opportunity. There is no assurance that we can identify such a business opportunity and consummate such a business combination.

SPECULATIVE  NATURE  OUR  PROPOSED  OPERATIONS.

The success of our proposed plan of operation will depend, to a great extent, on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combinations with entities having established operating histories, there can be no assurance that we will be successful in locating candidates meeting such criteria. In the event that we complete a business combination, of which there can be no assurance, the success of our operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond our control.

SCARCITY  OF  AND  COMPETITION  FOR  BUSINESS  OPPORTUNITIES  AND  COMBINATIONS.

We are and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be desirable target candidates for us. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than us and, consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, we will also compete in seeking merger or acquisition candidates with numerous other small public companies.

NO AGREEMENT FOR BUSINESS COMBINATION OR OTHER TRANSACTION - NO STANDARDS FOR BUSINESS COMBINATION.

We have no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private entity. There can be no assurance that we will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation. There is no assurance that we will be able to negotiate a business combination on terms favorable to us. We have not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved, and without which we would not consider a business combination in any form with such business opportunity. Accordingly, we may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

CONTINUED  MANAGEMENT  CONTROL,  LIMITED  TIME  AVAILABILITY.

While seeking a business combination, management anticipates devoting up to twenty hours per month to our business. Our officers have not entered into written employment agreements and are not expected to do so in the foreseeable future. We have not obtained key man life insurance on any of its officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of our business and its likelihood of continuing operations. See "MANAGEMENT."


CONFLICTS  OF  INTEREST  -  GENERAL.

Our officers and directors participate in other business ventures which compete directly with us. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event our officers or directors are involved in the management of any firm with which we transacts business.

REPORTING  REQUIREMENTS  MAY  DELAY  OR  PRECLUDE  ACQUISITION.

Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act"), requires companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for the company acquired. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

LACK  OF  MARKET  RESEARCH  OR  MARKETING  ORGANIZATION.

We have neither conducted, nor have others made available to us, results of market research indicating that market demand exists for the transactions we have contemplated. Even in the event demand is identified for a merger or acquisition contemplated by us, there is no assurance we will be successful in completing any such business combination.

LACK  OF  DIVERSIFICATION.

Our proposed operations, even if successful, will in all likelihood result in our engaging in a business combination with only one business opportunity.
Consequently, our activities will be limited to those engaged in by the business opportunity which we either merge with or acquire. Our inability to diversify our activities into a number of areas may subject us to economic fluctuations within a particular business or industry and therefore increase the risks associated with our operations.

REGULATION.

Although we will be subject to regulation under the Exchange Act, management believes we will not be subject to regulation under the Investment Company Act of 1940, insofar as we will not be engaged in the business of investing or trading in securities. In the event we engage in business combinations which result in our holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act of 1940. In such event, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the Securities and Exchange Commission as to our status under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject us to material adverse consequences.

PROBABLE  CHANGE  IN  CONTROL  AND  MANAGEMENT.

A business combination involving the issuance of our shares will, in all likelihood, result in shareholders of a private company obtaining a controlling interest. The resulting change in control will likely result in removal of one or more of our present officers and directors and a corresponding reduction in, or elimination, of their participation in our future affairs.

REDUCTION  OF  PERCENTAGE  SHARE  OWNERSHIP  FOLLOWING  BUSINESS  COMBINATION.

Our primary plan of operation is based upon a business combination with a private concern which, in all likelihood, would result in issuing our shares to shareholders of such private company. The issuance of our previously authorized and unissued shares would result in a reduction of the percentage of shares owned by our present and prospective shareholders and would most likely result in a change of control or management.

TAXATION.

Federal and state tax consequences will, in all likelihood, be major considerations in any business combination we may undertake. Such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. We intend to structure any business combination so as to minimize the federal and state tax consequences for us and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

REQUIREMENT  OF  AUDITED  FINANCIAL  STATEMENTS  MAY  DISQUALIFY  BUSINESS
OPPORTUNITIES.

Our Management believes that any potential business opportunity must provide audited financial statements for review, and for the protection of all parties to the business combination. One or more attractive business opportunities may choose to forego the possibility of a business combination with us, rather than incur the expenses associated with preparing audited financial statements.

EMPLOYEES
---------

We have no paid employees. None of our executive officers are employed by us. Management services are provided on an "as-needed" basis without compensation and generally less than five hours per week. We have no oral or written contracts for services with any member of management.

There is no preliminary agreement or understanding existing or under contemplation by us (or any person acting on our behalf) concerning any aspect of our operations pursuant to which any person would be hired, compensated or paid a finder's fee.


COMPETITION
-----------

We are and will remain an insignificant participant among the firms that engage in mergers with and acquisitions of privately financed entities. Many established venture capital and financial concerns have significantly greater financial and personnel resources and technical expertise than we do. In view of our limited financial resources and limited management availability, we will continue to be at a significant disadvantage compared to our competitors.

ITEM  2.     MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OR  PLAN  OF  OPERATION.

PLAN  OF  OPERATION
-------------------

We intend to seek to acquire assets or shares of an entity actively engaged in business in exchange for its securities. We have no particular acquisitions in mind and have not entered into any negotiations regarding such an acquisition. None of our officers, directors, promoters or affiliates have engaged in any preliminary contact or discussions with any representative of any other company regarding the possibility of an acquisition or merger between us and such other company as of the date of this registration statement. While we will attempt to obtain audited financial statements of a target entity, there is no assurance that such audited financial statements will be available. The Board of Directors does intend to obtain certain assurances of value of the target entity's assets prior to consummating such a transaction, with further assurances that an audited statement would be provided within seventy-five days after closing of such a transaction. We have no full time employees. Our officers have agreed to allocate a portion of their time to our activities, without compensation. Management anticipates that our business plan can be implemented by an officer devoting an aggregate of approximately 5 hours per week to our business affairs, consequently, conflicts of interest may arise with respect to the limited time commitment by such officers. In addition, our officers and directors may, in the future, become involved with other companies, which have a business purpose similar to that of ours. As a result, additional conflicts of interest may arise in the future.

We are filing this registration statement on a voluntary basis because our primary attraction as a merger partner or acquisition vehicle will be its status as an SEC reporting company. Any business combination or transaction will likely result in a significant issuance of shares and substantial dilution to our present stockholders. Our Articles of Incorporation provide that we may indemnify our officers and/or directors for liabilities, which can include liabilities arising under the securities laws. Therefore, our assets could be used or attached to satisfy any liabilities subject to such indemnification.

GENERAL  BUSINESS  PLAN.
------------------------

Our purpose is to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to it by persons or firms who or which desire to seek the perceived advantages of an Exchange Act registered corporation. We will not restrict our search to any specific business, industry, or geographical location and we may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is purposefully general and is not meant to be restrictive of our virtually unlimited discretion to search for and enter into potential business opportunities. Management anticipates that it will be able to participate in only one potential business venture because we have nominal assets and limited financial resources. This lack of diversification should be considered a substantial risk to our shareholders because it will not permit us to offset potential losses from one venture against gains from another. We may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. We may acquire assets and establish wholly owned subsidiaries in various businesses or acquire existing businesses as subsidiaries. The primary method we will use to find potential merger or acquisition candidates will be to run classified ads in the Wall Street Journal periodically seeking companies, which are looking to merge with a public shell. We anticipate that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes) for all shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. We have, and will continue to have, minimal capital with which to provide the owners of business opportunities with any significant cash or other assets. However, management believes we will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to conduct an initial public offering. The owners of the business opportunities will, however, incur significant legal and accounting costs in connection with the acquisition of a business opportunity, including the costs of preparing Form 8-K's, 10-K's or 10-KSB's, agreements and related reports and documents. The Exchange Act specifically requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the Exchange Act. The analysis of new business opportunities will be undertaken by, or under the supervision of, our officers and directors, none of whom is a professional business analyst. Management intends to concentrate on identifying preliminary prospective business opportunities which may be brought to its attention through present associations of our officers or through advertising our availability for acquisition. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact our proposed activities; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. We will not acquire or merge with any company for which audited financial statements cannot be obtained within a reasonable period of time after closing of the proposed transaction. Our management, while not especially experienced in matters relating to our new business, will rely primarily upon their own efforts to accomplish our business purposes. It is not anticipated that any outside consultants or advisors, other than our legal counsel and accountants, will be utilized by us to effectuate our business purposes described herein. However, if we do retain such an outside consultant or advisor, any cash fee earned by such party may need to be paid by the prospective merger/acquisition candidate, as we have limited cash assets with which to pay such obligation. There have been no discussions, understandings, contracts or agreements with any outside consultants and none are anticipated in the future. We will not restrict our search for any specific kind of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict, at this time, the status of any business in which we may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which we may offer. However, we do not intend to obtain funds in one or more private placements to finance the operation of any acquired business opportunity until such time as we have successfully consummated such a merger or acquisition. We also have no plans to conduct any offerings under Regulation S.

ACQUISITION  OF  OPPORTUNITIES.
-------------------------------

In implementing a structure for a particular business acquisition, we may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. We may also acquire stock or assets of an existing business. On the consummation of a transaction, it is probable that our present management and shareholders will no longer be in control. In addition, our directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of our shareholders. It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of the transaction, we may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after we have successfully consummated a merger or acquisition and we are no longer considered a "shell" company. Until such time as this occurs, we will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market which may develop in our securities may have a depressive effect on the value of our securities in the future, if such a market develops, of which there is no assurance. While the actual terms of a transaction to which we may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so-called "tax-free" reorganization under Sections 368a or 351 of the Internal Revenue Code (the "Code"). With respect to any merger or acquisition, negotiations with target company management is expected to focus on the percentage of our company which target company shareholders would acquire in exchange for all of their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, our shareholders will hold a substantially lesser percentage ownership interest following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event we acquire a target company with substantial assets. Any merger or acquisition effected by us can be expected to have a significant dilutive effect on the percentage of shares held by our then-shareholders. We will participate in a business opportunity only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require some specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with our attorneys and accountants, will set forth remedies on default and will include miscellaneous other terms. As stated hereinabove, we will not acquire or merge with any entity which cannot provide independent audited financial statements within a reasonable period of time after closing of the proposed transaction. We intend to be subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is our affirmative duty to file independent audited financial statements as part of our Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as our audited financial statements included in our annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure our compliance with the requirements of the Exchange Act, or if the audited financial statements provided do not conform to the representations made by the candidate to be acquired in the closing documents, the closing documents may provide that the proposed transaction will be voidable, at the discretion of our present management.

ITEM  3.     DESCRIPTION  OF  PROPERTY.

The Company has no properties. It operates out of the home office of its President, Martyn A. Powell. The office space is provided rent free to the Company.

ITEM  4.     SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL OWNERS AND MANAGEMENT.

The following information regarding certain beneficial owners and beneficial ownership of management is based upon 4,938,115 shares of Common Stock outstanding at June 30, 2001.

(A)     SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS
---     ----------------------------------------------------

The following table sets forth information regarding any person known to the Company to be the beneficial owner of more than five percent of any class of the Company's voting securities at June 30, 2001.

(1)             (2)                         (3)                   (4)
Title of Class  Name  and  Address          Amount and Nature of  Percent
                of Beneficial Owner         Beneficial Ownership  of  Class
--------------  --------------------------  --------------------  ---------

Common          Jerry  McGinnis                   327,246            6.6%
                1025  S.  Windrose  Dr.
                Coupeville,  WA  98239

Common          Carol  Dunne                      300,000            6.1%
                5105  Sunward  Drive
                Spokane,  WA  99223

B)  SECURITY  OWNERSHIP  OF  MANAGEMENT
    -----------------------------------

The following table sets forth certain information as of June 30, 2001 regarding the number and percentage of shares of common Stock of the Company beneficially owned (as such term is defined in Rule 13d-3 under the Exchange Act) by each director, each of the named executive officers and directors and officers as a group


(1)             (2)                         (3)                   (4)
Title of Class  Name  and  Address          Amount and Nature of  Percent
                of Beneficial Owner         Beneficial Ownership  of  Class
--------------  --------------------------  --------------------  ---------
Common          Martyn  A.  Powell               1,317,358           26.7

Common          John  A.  Powell                   377,591            7.6

Common          Total of all officers
                and directors (2 individuals):   1,694,949           34.3

(C)  CHANGES  IN  CONTROL
     --------------------

There are no arrangements known to the Registrant the operation of which may at a subsequent time result in the change of control of the Registrant.

ITEM  5.     DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS.

Name               Age          Office  with the Company     Appointed to Office
-----------------  ---          ------------------------     -------------------

Martyn A. Powell    48          President  and  Director          1999

John A. Powell      69          Secretary  and  Director          2000

The following sets forth information concerning our Management and key personnel:

Martyn A. Powell, age 48, is our President and one of our Directors. For the past ten years, Mr. Powell has been employed as a Realtor in the greater Seattle area.

John A. Powell, age 69, is our Secretary and one of our Directors. Mr. Powell is a retired building contractor. Mr. Powell is a founder of the Company.

John  A.  Powell  and  Martyn  A.  Powell  are  father  and  son.

ITEM  6.     EXECUTIVE  COMPENSATION.

No officer receives any compensation for services rendered to the Company. Directors receive no annual compensation nor attendance fees for serving in such capacity.

ITEM  7.     CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS.

There have been no other transactions or series of transactions, or proposed transactions during the last two years to which the Registrant is a party in which any director, nominee for election as a director, executive officer or beneficial owner of five percent or more of the Registrant's common stock, or any member of the immediate family of the foregoing had or is to have a direct or indirect material interest exceeding $60,000.

The Company's Articles of Incorporation do not prohibit transactions in which the Company's promoters, management, affiliates or associates directly or indirectly have an interest. Therefore, there is (always) a "present potential" that the Company may acquire or merge with a business or company in which the Company's promoters, management, affiliates or associates directly or indirectly have an interest, there is however, no present or contemplated intent that such an event may occur. In structuring any such transaction, the directors would be bound by their fiduciary duty to act in the best interest of the Company's shareholders. In the event that management's fiduciary duties were compromised any available remedy under applicable law would likely be prohibitively expensive and time consuming.

ITEM  8.     DESCRIPTION  OF  SECURITIES.

COMMON  STOCK

We are authorized to issue Fifty Million (50,000,000) shares of our $0.001 par value Common Stock ("Common Stock"). As of June 30, 2001, there were 4,938,115 shares issued and outstanding held by approximately three hundred sixty (360) shareholders of record. There are no outstanding options or rights to acquire Shares

All Shares of Common Stock are equal to each other with respect to voting, liquidation, dividend and other rights. Owners of Shares of Common Stock are entitled to one vote for each Share of Common Stock owned at any Shareholders' meeting. Holders of Shares of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor; and upon liquidation, are entitled to participate pro rata in a distribution of assets available for such a distribution to Shareholders. There are no conversion, preemptive, or other subscription rights or privileges with respect to any Shares. Our Common Stock does not have cumulative voting rights which means that the holders of more than fifty percent (50%) of the Shares voting in an election of directors may elect all of the directors if they choose to do so. In such event, the holders of the remaining Shares aggregating less than fifty percent (50%) would not be able to elect any directors.

DIVIDENDS

We have paid no dividends and propose, for the foreseeable future, to utilize all available funds for the development of our business. Accordingly, we has no plans to pay dividends even if funds are available, as to which there is no assurance.

TRANSFER  AGENT

We have retained the services of Columbia Stock Transfer Company as our Transfer Agent and Registrar. Columbia Stock Transfer is located at 421 Coeur d'Alene Avenue, Suite 3, Coeur d'Alene, ID 83814.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

The Common Stock of the Company is traded on the "Pink Sheets" under the symbol "MRGG". The following table shows the high and low quoted prices for the Common Stock during each quarter since January 1, 1999 and the most recent date on which a trade of the stock occurred.

                                Closing  Bid               Closing  Ask
Calendar  Year               High          Low          High          Low
--------------               ----          ---          ----          ---

1999:                        Unpriced                   Unpriced
2000:                        Unpriced                   Unpriced

2001:
  First  Quarter              .05          .05          .15          .15

  Second  Quarter             .05          .05          .15          .15

  Third Quarter               .05          .05          .05          .05

                              High  Sale       Low  Sale     Closing  Sale
June 08,  2001*                .05                .05             .05
*date of last trade

Such  over-the-counter  market  quotations  reflect inter-dealer priced, without
retail  mark-up,  mark-down  or  commission.   They  do  not   represent  actual
transactions  and  have  not  been  adjusted  for  stock  splits.

As of June 30, 2001 there were approximately 360 shareholders of record of the Company's common stock.

ITEM  2.     LEGAL  PROCEEDINGS.

Neither the Registrant nor its property is a party to or the subject of any pending legal proceeding or any contemplated proceeding of a governmental authority.

ITEM  3.     CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS.

During the Registrant's two most recent fiscal years and any later interim periods neither the principal accountant nor a significant subsidiary's independent accountant on whom the principal accountant expressed reliance in its report, resigned (or declined to stand for re-election) or was dismissed.

ITEM  4.     RECENT  SALES  OF  UNREGISTERED  SECURITIES.

In the second quarter of 2001 the Company sold 2,000,000 shares of common stock at a price of $0.05 per share for an aggregate of $100,000. The shares were sold to two directors of the Company and thirteen individual investors, each of whom was accredited and sophisticated.

Each of the above sales was made pursuant to exemptions from registration under the Securities Act of 1933, as amended, pursuant to Rule 506 of Regulation D and
Section 4(2). Each of the certificates issued in connection with the above offering contained restrictive language on its face and each certificate had a restrictive legend in substantially the following form:

The securities represented by this certificate have not been registered under the Securities Act of 1933 (the "Act") and may not be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Act or pursuant to an exemption from registration under the Act, the availability of which is to be established by opinion of counsel satisfactory to the Company to the effect that in the opinion of such counsel such registration in not required

None of the shares were offered by means of advertising or general solicitation. No commissions were paid directly or indirectly to any person in connection with the offer or sale of any of the securities.

ITEM  5.     INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS.

Although the Company's Articles of Incorporation and By Laws do not address the subject of indemnification, Montana Law permits the Company to indemnify its officers and directors against liabilities they incur in such positions. Under Montana Law the general statutory scheme for corporate indemnification of directors and officers has both permissive and mandatory aspects. It allows, but does not require the Company to indemnify in a wide variety of circumstances and requires the Company to indemnify in others. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                    PART F/S

                              FINANCIAL STATEMENTS

Report  of  Independent  Certified  Public  Accountants:

Board  of  Directors
Missouri  River  and  Gold  Gem  Corporation
Everett,  WA


We have audited the accompanying balance sheets of Missouri River and Gold Gem Corporation ("the Company") as of December 31, 2000 and 1999, and the related statements of operations, stockholders' deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Missouri River and Gold Gem Corporation as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ DeCoria, Maichel & Teague P.S.

DeCoria,  Maichel  &  Teague  P.S.
Spokane,  Washington
June  20,  2001

                                TABLE OF CONTENTS



                                                                           Page

Balance  Sheets,  December  31,  2000  and  1999                            1

Statements of Operations  for the years ended December 31, 2000 and 1999    2

Statements  of  Changes  in  Stockholders'  Deficit
for  the  years  ended  December  31,  2000  and  1999                      3

Statements of Cash Flows for the years ended December 31, 2000 and 1999     4

Notes  to  Financial  Statements                                            5-7

MISSOURI  RIVER  AND  GOLD  GEM  CORPORATION
BALANCE  SHEETS
December  31,  2000  and  1999



                                     ASSETS

                                                     2000           1999
                                                 ------------  ------------
CURRENT  ASSETS:
     Cash                                        $     5,185   $         0
                                                 ------------  ------------

TOTAL  ASSETS                                    $     5,185   $         0
                                                 ============  ============


                      LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT  LIABILITIES:
     Advances  payable  to  officer              $     3,072   $     2,652
     Note  payable  to  officer                        5,200
     Accrued  interest  payable                          285
                                                 ------------  ------------
          Total  current  liabilities                  8,557         2,652
                                                 ------------  ------------

STOCKHOLDERS'  DEFICIT:
     Common  stock,  $0.001  par  value;
       50,000,000 shares authorized; 2,938,115
          shares  issued  and  outstanding             2,938         2,938
     Additional  paid-in  capital                    540,433       540,433
     Accumulated  deficit                           (546,743)     (546,023)
                                                 ------------  ------------
          Total  stockholders'  deficit               (3,372)       (2,652)
                                                 ------------  ------------
TOTAL  LIABILITIES  AND  STOCKHOLDERS'  DEFICIT  $     5,185   $         0
                                                 ============  ============




















    The accompanying notes are an integral part of the financial statements.

MISSOURI  RIVER  AND  GOLD  GEM  CORPORATION
STATEMENTS  OF  OPERATIONS
For  the  years  ended  December  31,  2000  and  1999


                                                     2000           1999
                                                 ------------  ------------
Operating  expenses:

  General  and  administrative  expenses                 463         2,502
                                                 ------------  ------------

                                                         463         2,502
OTHER  EXPENSES  (INCOME):

     Interest  expense                                   285
     Interest  income                                    (28)
                                                 ------------  ------------

                                                         257
                                                 ------------  ------------

NET  LOSS                                        $      (720)  $    (2,502)
                                                 ============  ============


NET  LOSS  PER  SHARE-BASIC                      $     Nil     $     Nil
                                                 ============  ============


WEIGHTED  AVERAGE  COMMON
SHARES  OUTSTANDING-BASIC                          2,938,115     2,938,115
                                                 ============  ============



























    The accompanying notes are an integral part of the financial statements.

MISSOURI  RIVER  AND  GOLD  GEM  CORPORATION
STATEMENTS  OF  CHANGES  IN  STOCKHOLDERS'  DEFICIT
FOR  THE  YEARS  ENDED  DECEMBER  31,  2000  AND  1999

                                                ADDITIONAL
                          COMMON  STOCK            PAID-IN    ACCUMULATED
                      SHARES         AMOUNT        CAPITAL      DEFICIT        TOTALS
                    ------------  ------------  ------------  ------------  ------------
BALANCE,
December 31, 1998      2,938,115  $     2,938   $   540,433   $  (543,521)  $      (150)

Net  loss                                                          (2,502)       (2,502)
                    ------------  ------------  ------------  ------------  ------------

BALANCE,
December 31, 1999      2,938,115        2,938       540,433      (546,023)       (2,652)

Net  loss                                                            (720)         (720)
                    ------------  ------------  ------------  ------------  ------------

BALANCE,
December 31, 2000      2,938,115  $     2,938   $   540,433   $  (546,743)  $    (3,372)
                    ============  ============  ============  ============  ============


































    The accompanying notes are an integral part of the financial statements.

MISSOURI  RIVER  AND  GOLD  GEM  CORPORATION
STATEMENTS  OF  CASH  FLOWS
For  the  years  ended  December  31,  2000  and  1999


                                                     2000           1999
                                                 ------------  ------------

Cash  flows  from  operating  activities:
  Net  loss                                      $      (720)  $    (2,502)
  Adjustments to reconcile net loss to net cash used by operating activities:

     Change  in:
          Accounts  payable                                           (150)
          Advances  from  officer                        420         2,652
          Accrued  interest  payable                     285
                                                 ------------  ------------

Net  cash  used  by  operating  activities               (15)            0
                                                 ------------  ------------

Cash  flows  from  financing  activities:

  Proceeds  from  note  payable  to  officer           5,200
                                                 ------------  ------------
Net  cash  provided  by  financing  activities         5,200

Net  change  in  cash                                  5,185             0

Cash,  beginning  of  year                                 0             0
                                                 ------------  ------------

Cash,  end  of  year                                   5,185   $         0
                                                 ============  ============

























    The accompanying notes are an integral part of the financial statements.

MISSOURI  RIVER  AND  GOLD  GEM  CORPORATION
NOTES  TO  FINANCIAL  STATEMENTS

1.     ORGANIZATION  AND  DESCRIPTION  OF  BUSINESS

Missouri River and Gold Gem Corporation (the "Company") is a Montana corporation originally incorporated as McGinnis-Powell and Sons, Inc. in 1983, and renamed "Missouri River Gold and Gem Corporation" in 1984. The Company was formed to explore for and mine gold and gem stones on a leased property in the State of Montana. The Company was unsuccessful in its exploration and mining activities and abandoned its leasehold mining interest. Since 1990 the Company has substantively been inactive.

During 1999, the Company reinstated its corporate charter in the State of Montana, changed its name to Missouri River and Gold Gem Corporation, and began efforts to favorably position itself to seek alternative business opportunities.

The Company has incurred operating losses since its inception. The Company has no recurring source of revenue, has an accumulated deficit and negative working capital. These conditions raise substantial doubt as to the Company's ability to continue as a going concern. The financial statements do not contain any adjustments, which might be necessary, if the Company is unable to continue as a going concern.

Unless otherwise indicated, amounts provided in these notes to the financial statements pertain to continuing operations.

2.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

Use  of  Estimates
------------------
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income  Taxes
-------------
Income taxes are recognized in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," whereby deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. A valuation allowance is recognized on deferred tax assets when it is more likely than not that some or all of these deferred tax assets will not be realized.

Loss  per  Share
----------------
Basic loss per share is determined in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share." Net loss per share amounts are based on the weighted average number of common stock shares outstanding during each period.

MISSOURI  RIVER  AND  GOLD  GEM  CORPORATION
NOTES  TO  FINANCIAL  STATEMENTS

2.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES (CONTINUED)

New  Accounting  Pronouncements
-------------------------------
In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, ("SFAS 133") "Accounting for Derivative Instruments and Hedging Activities." The Statement requires the Company to recognize all derivatives on the balance sheet at fair value. In June 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 138, an amendment to SFAS 133. The Statement delays the effective date for implementation of SFAS 133 to fiscal years beginning after June 15, 2000. The Company held no derivatives in 2000 and believes that SFAS 133, effective January 1, 2001, will not materially impact its financial position or results of operations.

Fair  Value  of  Financial  Instruments
---------------------------------------
The carrying amounts of financial instruments including cash, accounts payable, and advances payable to stockholders approximated fair value as of December 31, 2000 and 1999.

3.     ADVANCES  PAYABLE  TO  OFFICER

At December 31, 2000 and 1999, the Company had advances payable to Martyn A. Powell, an officer, director and shareholder of the Company, totalling $3,072 and $2,652, respectively. The advances were payable on demand and did not accrue interest. In May of 2001, the Company repaid the advances in full.

4.     NOTE  PAYABLE  TO  OFFICER

At December 31, 2000, the Company had a note payable to Martyn A. Powell, an officer, director and shareholder of the Company, of $5,200. The terms of the note require the Company to repay the entire outstanding balance of the note along with accrued interest at a rate of 10% per annum on or before June 14, 2001. At December 31, 2000, $285 of accrued interest on the note payable was outstanding. In May of 2001, the Company repaid the note and accrued the interest in full.

5.     STOCKHOLDERS'  DEFICIT

     In 1985, the Company financed its operations through sales of shares of its common stock pursuant to an offering exempt from securities registration. Subsequent to the offering, the Company's stock was listed by the Over The Counter Pink Sheets Quotation Media. For the past several years minimal trading activity has taken place in the Company's stock. Since the Company's operations have historically resulted in operating losses, all proceeds generated from common stock sales have been absorbed into the Company's accumulated deficit as of December 31, 2000.

MISSOURI  RIVER  AND  GOLD  GEM  CORPORATION
NOTES  TO  FINANCIAL  STATEMENTS

6.     RELATED  PARTY  TRANSACTIONS

In addition to the transactions described in notes 3 and 4, the Company has been furnished with certain unreimbursed management, administrative, accounting and consulting services by various related parties, which are not reflected in the financial statements and not material to the financial statements.

During 1999, an officer and major shareholder sold 2,350,492 shares of the Company's common stock held by him to a group of four former and/or current officers and directors of the Company for $10. Immediately subsequent to the sale, the selling shareholder resigned his position as an officer of the Company.

7.     SUBSEQUENT  EVENT

     In May of 2001, the Company's board of directors resolved to offer up to 2,000,000 shares of its common stock, in a private placement, to certain accredited investors in the State of Washington. The offering, which was exempt from registration under the Securities Act of 1933 ("the Act") pursuant to
Section 4(2) of the Act and Rule 506 of Regulation D, resulted in the issue of 2,000,000 shares of the Company's stock for $0.05 per share, or $100,000.

                                    PART III

ITEM  1.     INDEX  TO  EXHIBITS.

(1)     Underwriting  agreement                                             N/A
(2)     Plan of acquisition, reorganization arrangement, liquid, or
        succession.                                                         N/A
 (3)    (i)(a)     Articles  of  Incorporation                         attached
        (i)(b)     Articles of Amendment dated 9/17/84                 attached
        (i)(c)     Restated Articles of Incorporation  dated  8/7/86   attached
        (i)(d)     Certificate of Amendment to Articles dated 5/26/90  attached
        (ii)       By  Laws                                            attached
(4)     Instruments  defining  the  rights  of  holders,  including
        indentures                                                          N/A
(5)     Opinion  re:  legality                                              N/A
(6)     No exhibit required                                                 N/A
(7)     [Removed  and  reserved]                                            N/A
(8)     Opinion  re: tax matters                                            N/A
(9)     Voting  trust  agreement                                            N/A
(10)     Material contracts                                                 N/A
(11)     Statement  re:  computation  of  per  share  earnings              N/A
(12)     No  exhibit  required                                              N/A
(13)     Annual  or  quarterly  reports,  Form  10-Q                        N/A
(14)     [Removed  and reserved]                                            N/A
(15)     Letter  on  unaudited  interim  financial  information             N/A
(16)     Letter  on  change  in  certifying  accountant                     N/A
(17)     Letter  on  director  resignation                                  N/A
(18)     Letter  on  change  in  accounting  principles                     N/A
(19)     Reports  furnished  to  security  holders                          N/A
(20)     Other  documents  or  statements  to  security  holders            N/A
(21)     Subsidiaries  of  the  registrant                                  N/A
(22)     Published  report  regarding  matters  submitted  to  vote         N/A
(23)     Consent  of  experts  and  counsel                                 N/A
(24)     Power  of attorney                                                 N/A
(25)     Statement  of  eligibility  of  trustee                            N/A
(26)     Invitations  for  competitive  bids                                N/A
(27)     Financial  Data  Schedule                                          N/A
(28)     [Removed  and  reserved]
         [Reserved  (29)  through  (98)]
(99)     Additional  Exhibits                                               N/A



ITEM  2.     DESCRIPTION  OF  EXHIBITS.

Not  Applicable

                                   SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

          Dated  this  13th  day  of  August,  2001.


                                   MISSOURI  RIVER  AND  GOLD  GEM  CORP.

                                      /s/ Martyn A. Powell
                                   By:----------------------------------
                                      MARTYN A  POWELL,  President